==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             FORT JAMES CORPORATION
                            (NAME OF SUBJECT COMPANY)

                             FORT JAMES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    347471104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CLIFFORD A. CUTCHINS IV
                              SENIOR VICE PRESIDENT
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                             FORT JAMES CORPORATION
                               1650 LAKE COOK ROAD
                         DEERFIELD, ILLINOIS 60015-4753
                                 (847) 317-5000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                 ---------------

                                   COPIES TO:

                           PATRICIA A. VLAHAKIS, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000




==============================================================================

            This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Fort James Corporation, a Virginia corporation (the "Company"), filed with the Securities and Exchange Commission (the "SEC") on October 13, 2000 (the "Schedule 14D-9"), as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on October 16, 2000, Amendment No. 2 to Schedule 14D-9, filed with the SEC on October 18, 2000, and Amendment No. 3 to Schedule 14D-9, filed with the SEC on October 26, 2000, with respect to the offer made by Fenres Acquisition Corp. ("Purchaser"), a Virginia corporation and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific"), to exchange for each issued and outstanding share of Common
Stock, par value $.10 per share, of the Company (including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of February 26, 1999, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated as of July 16, 2000, between the Company and Wells Fargo Bank Minnesota N.A. (successor to Norwest Bank Minnesota, N.A.), the "Shares"), (a) $29.60, net to the seller in cash, and (b) .2644 shares of Georgia-Pacific Group common stock, par value $.80 per share (including the preferred share purchase rights associated therewith), subject to the limitation described in the prospectus relating to the exchange offer, dated October 13, 2000 (the "Prospectus"), and upon the terms and subject to the conditions set forth in the Prospectus, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer").

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

       Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

      EXHIBIT
      NUMBER                          DESCRIPTION
==============================================================================

      (a)(10) Text of Press Release of Georgia-Pacific Corporation, dated as of November 7, 2000 (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed by Georgia-Pacific and the Purchaser with the Securities and Exchange Commission on November 7, 2000).

                                     SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    FORT JAMES CORPORATION



                                    By: /s/    Clifford A. Cutchins IV
                                        --------------------------------
                                        Name:  Clifford A. Cutchins IV
                                        Title: Senior Vice President,
                                               General Counsel and Corporate
                                               Secretary

 Date:  November 7, 2000

                                  EXHIBIT INDEX



      EXHIBIT
      NUMBER                          DESCRIPTION
==============================================================================

      (a)(10) Text of Press Release of Georgia-Pacific Corporation, dated as of November 7, 2000 (incorporated by reference to Exhibit(a)(10) to Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed by Georgia-Pacific and the Purchaser with the Securities and Exchange Commission on November 7, 2000).




                                       3